SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

SCHEDULE 13D

Under the Securities Exchange Act of 1934 (Amendment No. 1)

M-Tron Industries, Inc.
(Name of Issuer)

Common Stock, par value $0.01
(Title of Class of Securities)

___________________55380K109____________________
(CUSIP Number)

Marc Gabelli
189 Mason Street
Greenwich, CT 06830
 (203) 629-9200
(Name, Address and Telephone Number of Person Authorized to Receive Notices and Communications)

_________________         December 1, 2023________________________
(Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of §§ 240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box  .

CUSIP No. 55380K109
1	Names of reporting persons I.R.S. identification nos. of above persons (entities only) The EMG Madonna Educational Foundation Inc. I.D. No. 20-1331870
2	Check the appropriate box if a member of a group (SEE INSTRUCTIONS) (a) (b)
3	Sec use only
4	Source of funds (SEE INSTRUCTIONS) PF
5	Check box if disclosure of legal proceedings is required pursuant to items 2 (d) or 2 (e)
6	Citizenship or place of organization New York
Number Of Shares Beneficially Owned By Each Reporting Person With	: 7 : : :	Sole voting power 221,210 (Item 5)
	: 8 : : :	Shared voting power None
	: 9 : : :	Sole dispositive power 221,210 (Item 5)
	:10 : : :	Shared dispositive power None
11	Aggregate amount beneficially owned by each reporting person 221,210 (Item 5)
12	Check box if the aggregate amount in row (11) excludes certain shares (SEE INSTRUCTIONS)
13	Percent of class represented by amount in row (11) 7.93%
14	Type of reporting person (SEE INSTRUCTIONS) IA, CO

CUSIP No. 55380K109
1	Names of reporting persons I.R.S. identification nos. of above persons (entities only) Marc Gabelli
2	Check the appropriate box if a member of a group (SEE INSTRUCTIONS) (a) (b)
3	Sec use only
4	Source of funds (SEE INSTRUCTIONS) PF
5	Check box if disclosure of legal proceedings is required pursuant to items 2 (d) or 2 (e)
6	Citizenship or place of organization USA
Number Of Shares Beneficially Owned By Each Reporting Person With	: 7 : : :	Sole voting power 41,556 (Item 5)
	: 8 : : :	Shared voting power None
	: 9 : : :	Sole dispositive power 41,556 (Item 5)
	:10 : : :	Shared dispositive power None
11	Aggregate amount beneficially owned by each reporting person 41,556 (Item 5)
12	Check box if the aggregate amount in row (11) excludes certain shares (SEE INSTRUCTIONS)
13	Percent of class represented by amount in row (11) 1.49%
14	Type of reporting person (SEE INSTRUCTIONS) OO

CUSIP No. 55380K109
1	Names of reporting persons I.R.S. identification nos. of above persons (entities only) Venator Global LLC
Check the appropriate box if a member of a group (SEE INSTRUCTIONS) (a) (b)
3	Sec use only
4	Source of funds (SEE INSTRUCTIONS) AF
5	Check box if disclosure of legal proceedings is required pursuant to items 2 (d) or 2 (e)
6	Citizenship or place of organization Delaware
Number Of Shares Beneficially Owned By Each Reporting Person With	: 7 : : :	Sole voting power 68,321 (Item 5)
	: 8 : : :	Shared voting power None
	: 9 : : :	Sole dispositive power 68,321 (Item 5)
	:10 : : :	Shared dispositive power None
11	Aggregate amount beneficially owned by each reporting person 68,321 (Item 5)
12	Check box if the aggregate amount in row (11) excludes certain shares (SEE INSTRUCTIONS)
13	Percent of class represented by amount in row (11) 2.45%
14	Type of reporting person (SEE INSTRUCTIONS) OO

Item 1. Security and Issuer
This Amendment No. 1 to Schedule 13D on the Common Stock of M-Tron Industries, Inc. (the “Issuer”) is being filed on behalf of the undersigned to amend the Schedule 13D, as amended (the “Schedule 13D”) which was originally filed on December 5, 2023.  Unless otherwise indicated, all capitalized terms used herein but not defined herein shall have the same meanings as set forth in the Schedule 13D.

Item 2. Identity and Background
                              This statement is being filed by Marc J. Gabelli, EMG Madonna Educational Foundation Inc. (“Foundation”), Venator Global, LLC (“Venator Global) and Venator Merchant Fund, L.P. (“Venator Fund”) (collectively, the “Reporting Persons”).  Mr. Gabelli is the Treasurer of EMG Madonna Educational Foundation and the President of Venator Global, LLC, the general partner of Venator Merchant Fund, LP, an investment management firm.  Mr. Gabelli is also the Chairman of the Board of Directors of the Issuer.  Mr. Gabelli’s business address is 189 Mason Street, Greenwich, CT 06830.
The Foundation is a private foundation.  Marc Gabelli is the Treasurer of the Foundation.  The business address is 1177 6th Avenue, 18th Floor, New York, New York 10036.
                             Venator Fund is an investment management firm whose objective is to provide capital appreciation by investing in public and private companies.  Venator Global is the general partner of Venator Fund.  The business address of each of Venator Global and Venator Fund is c/o Marc Gabelli, The LGL Group, Inc., 2525 Shader Road, Orlando, FL 32804.

Item 5. Interest In Securities Of The Issuer
Item 5 to Schedule 13D is amended, in pertinent part, as follows:
 (a) The aggregate number of Securities to which this Schedule 13D relates is 331,087 shares, representing 11.88% of the 2,787,860 shares outstanding as reported in the Issuer’s most recently filed Form 10-Q for the quarterly period ended September 30, 2023. The Reporting Persons beneficially own those Securities as follows:
Name	Shares of Common Stock	% of Class of Common
Foundation	221,210	7.93%
Venator Global	68,321	2.45%
Marc Gabelli	41,556	1.49%

 (b) Each of the Reporting Persons may be deemed to have the sole power to vote and dispose of the Securities held by Venator Global and Venator Fund.  Mr. Gabelli has the sole power to vote and dispose of the Securities he holds directly.
(c) Information with respect to all transactions in the Securities which were effected during the past sixty days or since the most recent filing on Schedule 13D, whichever is less, by each of the Reporting Persons is set forth on Schedule II annexed hereto and incorporated herein by reference.

Signature
After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.
Dated: December 5, 2023

THE EMG MADONNA EDUCATIONAL FOUNDATION INC.
VENATOR MERCHANT FUND, L.P.
VENATOR GLOBAL, LLC

By:/s/ Marc J. Gabelli
     Marc J. Gabelli

SCHEDULE II
INFORMATION WITH RESPECT TO
TRANSACTIONS EFFECTED DURING THE PAST SIXTY DAYS OR
SINCE THE MOST RECENT FILING ON SCHEDULE 13D

                            SHARES PURCHASED        AVERAGE
DATE                                     SOLD(-)             PRICE

THE EMG MADONNA EDUCATIONAL FOUNDATION INC.
12/04/2023	-58,542	36.4024
12/01/2023	-20,000	32.7366
11/30/2023	-9,319	34.0707
11/29/2023	-4,759	33.0356

(1) UNLESS OTHERWISE INDICATED, ALL TRANSACTIONS WERE EFFECTED
    ON THE NYSE.

(2) PRICE EXCLUDES COMMISSION.